FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Recent Developments

Recent Developments

Legal Proceedings

Argentina–legal proceedings update

Set forth below is a summary of significant recent developments in legal proceedings in which we are involved in Argentina.

Alleged defaults under natural gas supply contracts. In connection with certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports, one of the parties, Nacion Fideicomisos S.A., initiated a claim against YPF claiming the payment of certain transportation charges. A mediation hearing is scheduled for July 25, 2011. In the opinion of our management, the claim initiated by Nacion Fideicomisos S.A. will not have a material adverse effect on our results of operations.

YPF Holdings—legal proceedings update

Set forth below is a summary of significant recent developments in the legal proceedings involving our subsidiary, YPF Holdings, Inc.

Passaic River/Newark Bay, New Jersey.  In respect of the Passaic River litigation discussed under “Item 8. Financial Information—Legal Proceedings—YPF Holdings—Passaic River/Newark Bay, New Jersey” in our Annual Report on Form 20-F for the year ended December 31, 2010, in May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the trial plan for the case.  This trial plan divides the case into two phases, each with its own mini-trials.  Phase one will determine liability and Phase two will determine damages.  Following the entry of CMO XVII, the State of New Jersey and Occidental Petroleum Corporation (“Occidental”) filed motions for partial summary judgment.  The State of New Jersey filed two motions, one against Occidental and Maxus Energy Corporation (“Maxus”), seeking a partial summary judgment that Occidental is liable to the State under the Spill Act, and the other against Tierra Solutions Inc. (“Tierra”), arguing that Tierra also has Spill Act liability to the State.  Occidental, meanwhile, brought a motion for partial summary judgment of liability against Maxus on Occidental’s liability claims (Occidental has also joined the State’s motion against Tierra).  Opposition briefs were filed on June 23 and June 24, 2011.  Oral argument on these motions is scheduled for July 15, 2011.

Other Recent Developments

•         On April 26, 2011, Mr. Roberto Baratta was appointed to our Board of Directors as a representative of the Argentine government, the sole holder of our class A shares. Mr. Baratta obtained his degree in International Trade from the University of Luján and obtained an M.B.A. degree from the University of Buenos Aires.  Since 2003, he has been the Under-Secretary of Coordination and Management Control in the Ministry of Planning, Public Investment and Services of the Argentine Republic.  Previously, he worked as a consultant for both private and public sector entities.

•         On April 26, 2011, the Ordinary Shareholders’ meeting approved, among other matters, our appropriation of Ps.6,622 million as a reserve for future dividends, and empowered our Board of Directors to authorize the payment of dividends from such reserve amount until the date of the next Ordinary Shareholders’ meeting, considering our results of operations and financial condition, among other matters.  In May 2011, we paid dividends in the amount of Ps.2,753 million.

•         Under the Exploration and Production Development Program 2010/2014, we have drilled six vertical exploration wells appraising an area of 330 km² (81,500 acres) in the Vaca Muerta formation, in the northern area of Loma La Lata, Neuquén province.  The results showed initial flows ranging from 200 to 560 barrels of oil equivalent per day (boe/d – average during the first 30 days of production in each well).  As of the date hereof, no proved reserves have been recognized for the related projects.  Proved reserves may be recognized only once the applicable regulations and requirements for recording proved reserves are met.  In light of our initial results, YPF will begin a pilot development in an area of 25 Km2 (6,180 acres) and appraise another 200 km2 (49,400 acres).  We estimate that about 17 new wells will be drilled and 14 existing wells will be fractured during the remainder of 2011, which is expected to involve an estimated total investment of approximately U$S270 million, of which US$100 million have already been invested.

•         In the three-month period ended June 30, 2011, the Province of Santa Cruz, which produces approximately 20% of Argentina’s crude oil, was affected by a province-wide teachers’ strike and an unrelated oil-workers’ strike.  These disputes have adversely affected the operations of YPF and other oil-producing companies, causing the temporary suspension of operations, or a reduction in production, in their oil-fields in the Province of Santa Cruz.  Although our financial statements for the three-month period ended June 30, 2011 have not been finalized as of the date of this prospectus supplement, we expect that our results of operations and our operating margins for such period will be adversely affected by losses in production of crude oil resulting from these strikes, as well as by the higher volume of products we have purchased from third parties to cover production shortfalls, partially offset by an increase in production in other areas.  Although we have resumed production in our oil-fields in part of the Province of Santa Cruz, our financial performance may be further adversely affected if strikes or other forms of protest continue.  In 2010, our production from the Province of Santa Cruz represented approximately 24% of our total production of crude oil.

•         In June 2011, we issued a new series of debt securities, denominated in Argentine pesos for a total of Ps.300 million.  These debt securities mature in December 2013.

•         Extension of Exploitation Concessions in the province of Mendoza.  In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza to extend the term of certain exploitation concessions and the transportation concessions located within the province.  This agreement became effective on July 4, 2011 through the issuance of Executive Decree 1,465 of the Province of Mendoza.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 12, 2011	By:	/s/ Mauro Dacomo
	Name:	Mauro Dacomo
	Title:	Attorney in Fact